CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of October 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 12, 2006	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA PURCHASED MORTGAGE-BACKED SECURITIES TIP’S
Medellín, Colombia. October 12, 2006.
BANCOLOMBIA announces that today it purchased mortgage-backed TIPS, indexed to the UVR (Unidad de Valor Real), in a public offering made by Titularizadora Colombiana S.A. The purchase amounts to approximately Ps. 490 billion.
Below are the details of the purchased securities:

			Value expressed in
Type	Rate		UVR*
TIPS A E8 2011	2.50	% EA	1,563,713,000
TIPS A E8 2016	3.50	% EA	968,080,000
TIPS A E8 2021	4.90	% EA	321,642,000
TIPS B 2021	6.0	% EA	183,486,000
TIPS MZ 2021	12.00	% EA	55,045,000
Total			3,091,966,000

*	Note: The value of the UVR as of the payment day, October 17, 2006, is Ps. 159,6093.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Mauricio Botero
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866